SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * * * *

File No. 69-291

TNP Enterprises, Inc.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its amended statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

3.    Certain information for the calendar year 2002 with respect to claimant and its subsidiaries is provided in this section.

First Choice Power (FCP) is the retail electric power provider affiliated with Texas-New Mexico Power Company (TNMP). FCP and TNMP are both wholly owned subsidiaries of TNP Enterprises, Inc. Following the deregulation of the retail power market by the State of Texas, FCP became the entity performing all interactions with Texas retail customers, and, as such, is responsible for serving former TNMP customers, acquiring new retail customers, setting up retail accounts, billing retail customers, acquiring power for resale to retail customers, handling customer inquiries and complaints, and acting as a liaison between the transmission and distribution companies and the retail customers. TNMP no longer performs those functions with Texas retail customers, and is now solely a transmission and distribution company in Texas

In order to properly compare TNMP’s New Mexico operations, which continue to be integrated, with Texas operations, it is necessary to show both FCP’s and TNMP’s Texas results. Accordingly, both TNMP and FCP results are included in the Texas information presented in this section.

(a)    MWH sold and related revenues are as follows:

Dollar Revenues From Sales
Retail	$612,893,000
Wholesale	39,672,000

Total	$652,565,000

TNP Enterprises, Inc., Texas-New Mexico Power Company and First Choice Power Inc. are all incorporated in the State of Texas.

(b)    MWH sold and related revenues at retail in (a) above, are as follows:

	MWH	Retail Revenues
Texas – TNMP	5,769,821	$152,945,000
Texas – FCP	5,955,314	465,900,000
Intercompany Elimination		(98,259,000)

Total Texas		520,586,000
New Mexico	1,018,335	92,307,000

Total		$612,893,000

(c)    MWH sold and related revenues at wholesale in (a) above, are as follows:

	MWH	Wholesale Revenues
Texas – TNMP	1,978,194	$53,806,000
Texas – FCP	—	—
Intercompany Elimination		(14,134,000)

Total Texas		39,672,000
New Mexico	—	—

Totals		$39,672,000

(d)    MWH purchased and related expenses are as follows:

	MWH	Purchased Power Expenses
Texas—TNMP	24,906	$1,826,000
Texas—FCP	6,851,130	247,963,000
Intercompany Elimination		(14,134,000)

Total Texas		235,655,000
New Mexico	1,082,018	62,902,000

Totals		$298,557,000

2

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

Exhibit A. Presented are:

•	a consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 2002,
•	a consolidating balance sheet of the claimant as of the close of the 2002 calendar year, and
•	consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2002 calendar year.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of April, 2003.

TNP Enterprises, Inc.

	By:	/s/ Theodore A. Babcock
Corporate Seal Attest:		Theodore A. Babcock Chief Financial Officer

/s/ Kathleen A. Marion
Kathleen A. Marion, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Kathleen A. Marion, Secretary

TNP Enterprises, Inc.

2 Robbins Lane, Suite 201

Jericho, NY 11753

With a copy to

Paul W. Talbot, Senior Counsel

Texas-New Mexico Power Company

4100 International Plaza

Fort Worth, TX 76109

3

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated

OPERATING REVENUES	$303,907	$505,256	$—	$—	$(121,792)	$687,371

OPERATING EXPENSES:
Purchased power and fuel	100,679	247,963	—	—	(14,134)	334,508
Other operating and maintenance	75,240	194,508	—	6,321	(107,658)	168,411
Accrual for payment to TNMP	—	12,725	—	—	—	12,725
Depreciation of utility plant	27,567	238	—	6	—	27,811
Charge for recovery of stranded plant	(733)	—	—	—	—	(733)
Taxes other than income taxes	24,507	6,725	29	267	—	31,528

Total operating expenses	227,260	462,159	29	6,594	(121,792)	574,250

OPERATING INCOME	76,647	43,097	(29)	(6,594)	—	113,121

INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS
Interest on long-term debt	18,300	469	—	35,140	—	53,909
Other interest and amortization of debt-related costs	3,514	559	—	2,225	(483)	5,815
Other income and deductions, net	(464)	(322)	(77)	(59,765)	62,685	2,057

Total	21,350	706	(77)	(22,400)	62,202	61,781

INCOME BEFORE INCOME TAXES	55,297	42,391	48	15,806	(62,202)	51,340
Income taxes	19,166	16,351	17	(16,429)	—	19,105

NET INCOME	36,131	26,040	31	32,235	(62,202)	32,235
Dividends on preferred stock and other	—	—	—	19,260	—	19,260

INCOME APPLICABLE TO COMMON STOCK	$36,131	$26,040	$31	$12,975	$(62,202)	$12,975

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF RETAINED EARNINGS

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated

BALANCE AT DECEMBER 31, 2001	$115,685	$(2,105)	$1,178	$(21,189)	$(29,989)	$(84,769)	$(21,189)
Net income	36,131	26,040	31	32,235	—	(62,202)	32,235
Dividends on preferred stock	—	—		(18,822)		—	(18,822)
Dividends on common stock	(97,300)	(15,000)		—		112,300	—
Preferred stock discount and warrant accretion	—	—		(438)		—	(438)

BALANCE AT DECEMBER 31, 2002	$54,516	$8,935	$1,209	$(8,214)	$(29,989)	$(34,671)	$(8,214)

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$284	$5,213	$771	$10,356	$66	$—	$16,690
Notes receivable	—	14,557	—	—	—	(14,557)	—
Accounts receivable	33,678	77,560	(30)	(7,018)	271	(10,077)	94,384
Deferred purchased power and fuel costs	1,320	—	—	—	—	—	1,320
Other current assets	1,674	516	—	74	52	—	2,316

Total current assets	36,956	97,846	741	3,412	389	(24,634)	114,710

UTILITY PLANT	782,667	3,664	—	38	—	(205,047)	581,322
Less: accumulated depreciation	278,757	907	—	15	—	(205,047)	74,632

Net utility plant	503,910	2,757	—	23	—	—	506,690

LONG-TERM AND OTHER ASSETS:
Investments in subsidiary companies	—	—	—	289,260	—	(289,260)	—
Other property and investments, at cost	343	—	930	—	—	—	1,273
Goodwill	—	—	—	270,256	—	—	270,256
Recoverable stranded costs	298,748	—	—	—	—	—	298,748
Regulatory tax assets	913	1	—	—	—	—	914
Deferred charges	21,935	507	98	9,286	—	14,508	46,334

Total long-term and other assets	321,939	508	1,028	568,802	—	(274,752)	617,525

	$862,805	$101,111	$1,769	$572,237	$389	$(299,386)	$1,238,925

CAPITALIZATION AND LIABILITIES
CURRENT LIABILITIES:
Current maturities of long-term debt	$171,000	$—	$—	$1,600	$—	$—	$172,600
Notes payable	14,557	—	—	—	—	(14,557)	—
Accounts payable	9,543	48,341	—	6	70	(15,973)	41,987
Other current liabilities	25,532	11,341	60	4,500	(2,687)	5,897	44,643

Total current liabilities	220,632	59,682	60	6,106	(2,617)	(24,633)	259,230

LONG-TERM AND OTHER LIABILITIES:
Deferred purchased power and fuel costs	23,656	—	—	—	—	—	23,656
Accumulated deferred income taxes	148,971	(4,631)	—	(9,975)	—	133	134,498
Accumulated deferred investment tax credits	19,333	—	—	—	—	—	19,333
Deferred credits	24,724	12,725	—	871	—	14,158	52,478

Total long-term and other liabilities	216,684	8,094	—	(9,104)	—	14,291	229,965

LONG-TERM DEBT, LESS CURRENT MATURITIES	174,495	—	—	344,700	—	—	519,195

REDEEMABLE CUMULATIVE PREFERRED STOCK	—	—	—	140,452	—	—	140,452

COMMON SHAREHOLDER’S EQUITY:
Common stock	107	1	100	100,000	1	(209)	100,000
Other paid-in-capital	197,751	24,399	400	—	32,994	(255,544)	—
Retained earnings (deficit)	54,516	8,935	1,209	(8,214)	(29,989)	(34,671)	(8,214)
Accumulated other comprehensive loss	(1,380)	—	—	(1,703)	—	1,380	(1,703)

Total common shareholder’s equity	250,994	33,335	1,709	90,083	3,006	(289,044)	90,083

	$862,805	$101,111	$1,769	$572,237	$389	$(299,386)	$1,238,925

6

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES

Financial Data Schedule

For the Period Ending December 31, 2002

(Amounts in Thousands)

Item No.	Caption Heading	Amount

1	Total Assets	$1,238,925

2	Total Operating Revenues	687,371

3	Net Income	32,235